

December 21, 2010

<u>Via Fax & U.S. Mail</u>

Stetson Chung
Chief Executive Officer
203 Hankow Center
5 – 15 Hankow Road
Tsimshatsui, Kowloon, Hong Kong

      Re: Great East Bottles & Drinks (China) Holdings
              Form 10-K for the year ended December 31, 2008
              Filed April 23, 2009
              File No. 333-139008

Dear Mr. Chung:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Linda Cvrkel
              Branch Chief

Via facsimile
Mr. William Rosenstadt
Sanders Orteli Vaughn-Flam Rosenstadt LLP
(212) 826-9307